Attachment 77E



As previously reported to shareholders, Full Value Partners, L.P. ("Full Value") filed a purported class action on behalf of the Fund's shareholders, in Newark, New Jersey federal court in March 2003 against both the Fund and its Board of Directors. Full Value sought injunctive relief enjoining (i) the effectuation of a then proposed tender offer, (ii) the enforcement of certain bylaw amendments, and (iii) the overturning of any "wrongful election" of directors of the Fund. The Fund and its Directors believed, and continue to believe, that the claims were without merit. On March 31, 2004, as part of a settlement agreement, Full Value's claims were dismissed with prejudice. Full Value determined that, in light of various events and circumstances occurring since the filing of the lawsuit, including the submission of two corporate governance proposals at the Fund's 2004 Annual
Meeting of Shareholders, Full Value would not proceed with the suit if the Fund agreed to pay Full Value's legal fees of approximately $81,000. The Fund has so agreed, without any admission of liability, in order to avoid additional litigation expense.